UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 6

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PORTAL SOFTWARE, INC.

(Name of subject company (Issuer))

POTTER ACQUISITION CORPORATION

ORACLE SYSTEMS CORPORATION

ORACLE CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share	736126301
(Title of classes of securities)	(CUSIP number of common stock)

Daniel Cooperman, Esq.

Senior Vice President, General Counsel & Secretary

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

William M. Kelly

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$250,194,789	$26,771

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $4.90 per Share.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$26,771	Filing Party:	Potter Acquisition Corporation, Oracle Systems Corporation and Oracle Corporation
Form or Registration No.:	Schedule TO	Date Filed:	April 25, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 6 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on June 13, 2006, amends and supplements the Tender Offer Statement on Schedule TO filed on April 25, 2006, as amended (the “Schedule TO”), and relates to the offer by Potter Acquisition Corporation, a Delaware corporation (“Offeror”) and a wholly-owned subsidiary of Oracle Systems Corporation, a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all outstanding shares of Common Stock, par value $0.001 per share, and the associated preferred stock purchase rights (together, the “Shares”) of Portal Software, Inc., a Delaware corporation (the “Company”), for $4.90 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2006, as amended (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, and any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase.

The Offer is made pursuant to the Agreement and Plan of Merger, dated as of April 11, 2006, as amended (the “Merger Agreement”), among Offeror, Parent and the Company.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 9, and Item 11.

1. Paragraph (b) of Item 2 in the Schedule TO is amended and restated in its entirety as follows:

“This Schedule TO relates to the outstanding shares of common stock, par value $0.001 per share, and the associated preferred stock purchase rights of the Company. According to the Company, there were 43,195,525 Shares outstanding on June 12, 2006. The information set forth in the “Introduction” of the Offer to Purchase is incorporated herein by reference.”

2. On the cover of the Offer to Purchase, the first paragraph is amended and restated in its entirety as follows:

“THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THE CONDITION THAT, PRIOR TO THE THEN SCHEDULED EXPIRATION DATE OF THE OFFER (AS IT MAY BE EXTENDED FROM TIME TO TIME PURSUANT TO THE MERGER AGREEMENT), THERE BE VALIDLY TENDERED IN ACCORDANCE WITH THE TERMS OF THE OFFER AND NOT WITHDRAWN A NUMBER OF SHARES OF COMMON STOCK, $0.001 PAR VALUE PER SHARE, AND THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS (TOGETHER, THE “SHARES”), OF PORTAL SOFTWARE, INC., A DELAWARE CORPORATION (THE “COMPANY”), THAT, TOGETHER WITH THE SHARES THEN OWNED BY ORACLE SYSTEMS CORPORATION (“PARENT”) AND POTTER ACQUISITION CORPORATION (“OFFEROR”), REPRESENTS AT LEAST A MAJORITY OF ALL THEN OUTSTANDING SHARES. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE INTRODUCTION AND SECTIONS 1 AND 15 HEREOF.”

3. In the “Summary Term Sheet” portion of the Offer to Purchase, the second paragraph under the summary entitled “Conditions to the Tender Offer” is amended and restated in its entirety as follows:

“The “Minimum Condition” is the condition that, prior to the then scheduled expiration date of the tender offer (as it may be extended from time to time pursuant to the merger agreement), there be validly tendered in accordance with the terms of the tender offer and not withdrawn a number of Shares that, together with the Shares then owned by Oracle Systems Corporation and Potter Acquisition Corporation, represents at least a majority of all then outstanding Shares.”

4. In the “Questions and Answers” portion of the Offer to Purchase, the second paragraph under the question “What are the most significant conditions to the tender offer?” is amended and restated in its entirety as follows:

“The minimum condition is the condition that, prior to the then scheduled expiration date of the tender offer (as it may be extended from time to time pursuant to the merger agreement), there be validly tendered in accordance with the terms of the tender offer and not withdrawn a number of shares that, together with the shares then owned by Oracle Systems Corporation and Potter Acquisition Corporation, represents at least a majority of all then outstanding shares.”

5. The sixth paragraph in the “Introduction” portion of the Offer to Purchase is amended and restated in its entirety as follows:

“The Offer is conditioned upon, among other things, the condition that, prior to the then scheduled expiration date of the Offer (as it may be extended from time to time pursuant to the Merger Agreement), there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares that, together with the Shares then owned by Parent and Offeror, represents at least a majority of all then outstanding Shares (the “Minimum Condition”). See Section 15 entitled “Certain Conditions to the Offeror’s Obligations” of this Offer to Purchase for a description of all of the conditions to the Offer.”

6. The seventh paragraph in the “Introduction” portion of the Offer to Purchase is amended and restated in its entirety as follows:

“According to the Company, there were 43,195,525 shares issued and outstanding on June 12, 2006. None of Oracle, Parent or Offeror currently beneficially owns any Shares except insofar as the Tender and Voting Agreements described in the “Tender and Voting Agreements” subsection of Section 13 of this Offer to Purchase may be deemed to constitute beneficial ownership. Oracle disclaims such beneficial ownership. Based on the foregoing, Offeror believes that approximately 21,597,800 Shares must be validly tendered and not withdrawn prior to the expiration of the Offer in order for the Minimum Condition to be satisfied. Owners of approximately 20% of the Company’s issued and outstanding Shares as of June 12, 2006 have already agreed to tender their Shares into the Offer pursuant to the Tender and Voting Agreements. See Section 1 entitled “Terms of the Offer” of this Offer to Purchase.”

7. The third sentence of the fifth paragraph in Section 1 of the Offer to Purchase entitled “Terms of the Offer” is amended and restated in its entirety as follows:

“Offeror believes the minimum number of Shares that must be tendered in order to achieve the Minimum Condition is approximately 21,597,800.”

8. The subsection entitled “Background of the Transaction” in Section 11 of the Offer to Purchase entitled “Background of Offer; Past Contacts or Negotiations with the Company” is amended and supplemented by adding the following paragraphs after the last paragraph of the subsection:

“On June 7, 2006, Oracle announced that Offeror had extended the Offer, upon the terms and conditions set forth in this Offer to Purchase, until 12:00 midnight, New York City time, on Tuesday, June 20, 2006. The Offer had been previously scheduled to expire at 12:00 midnight, New York City time, on Tuesday, June 6, 2006. The depositary for the Offer had advised Parent and Offeror that, as of 12:00 midnight, New York City time, on June 6, 2006, an aggregate of approximately 23.2 million Shares had been tendered and not withdrawn from the Offer. While the 23.2 million tendered Shares represented approximately 53.7% of the Company’s then outstanding Shares, Offeror did not consummate the Offer at that time because a sufficient number of Shares had not been tendered to satisfy the Minimum Condition.

Under the terms of the merger agreement, the Minimum Condition to the Offer was a condition that, prior to the then scheduled expiration date of the Offer (as it may be extended from time to time pursuant to the merger agreement), there be validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares that, together with the Shares then owned by Parent and Offeror, represents at least a majority of (x) all then outstanding Shares, plus (y) all Shares issued or issuable upon the exercise of all then outstanding Company options with an exercise price that is equal to or less than $6.00, plus (z) all Shares issued or issuable upon the exercise, conversion or exchange of any other securities or other rights (other than the Company options) that are exercisable, convertible or exchangeable for Shares. As a result of including Shares that were issuable upon the exercise of certain Company options in the Minimum Condition (even though such Shares were not actually outstanding), the Offer was conditioned upon the tender of approximately 57% of the Company’s outstanding Shares. The Minimum Condition was so defined in order to increase the likelihood that following the consummation of the Offer, Offeror would continue to hold a majority of the outstanding Shares until the completion of the related Merger even if some holders of Company options exercised their options prior to the consummation of the related Merger.

Shortly following the extension of the Offer until midnight, New York City time, on Tuesday, June 20, 2006, the parties discussed the purpose of the original structure of the Minimum Condition and the fact that the Minimum Condition was preventing the Company and Offeror from consummating the Offer even though the holders of a majority of the Company’s outstanding Shares had tendered their Shares in the Offer. During these discussions, Oracle suggested that the parties amend the Minimum Condition to reflect a majority of the Company’s outstanding Shares, thereby enabling such holders to determine the outcome of the Offer. In doing so, Oracle expressed its belief that if a majority of the Company’s outstanding Shares were tendered in the Offer, and Offeror thereafter consummated the Offer, in all likelihood Offeror would retain a majority of the Company’s outstanding Shares through the consummation of the related Merger, primarily because the Company’s option holders would be unable to exercise their options generally unless the Company has an effective registration statement on Form S-8 covering such options. Under applicable SEC rules and regulations, the Company cannot file an effective registration statement on Form S-8 until it has filed all required reports under the Securities Exchange Act of 1934, as amended, which the Company may be unable to do prior to the consummation of the Merger, and the Company’s existing Forms S-8 may no longer be effective given the passage of time since the Company filed all such required reports. While the Company’s option holders could exercise such options under Regulation D under the Securities Act of 1933, as amended, Oracle does not believe that that would be likely, given that few, if any, of such holders qualify as accredited investors and because any Shares so acquired would be restricted securities. Consequently, Oracle no longer believes that including Shares issued or issuable upon the exercise, conversion or exchange of the Company’s options and other securities within the definition of the Minimum Condition is necessary to ensure that it will maintain control over a majority of the outstanding Shares following the consummation of the Offer and prior to the consummation of the related Merger.

On June 9, 2006, Messrs. Moran and Bond, two of the Company’s directors, met with Ms. Katz, Oracle’s President and Chief Financial Officer and Mr. Kehring, Oracle’s Senior Vice President for Corporate Development, to discuss the status of the Offer and Oracle’s suggestion that the parties amend the Minimum Condition. During this meeting, the parties discussed whether Oracle would consider increasing the Offer Price as a further inducement to encourage the Company’s stockholders to tender their Shares in the Offer. Oracle refused to increase the Offer Price and indicated that it did not intend to do so even if the revised Minimum Condition were not satisfied.

On June 11, 2006, the Company informed Oracle that its Board of Directors had determined to approve an amendment to the merger agreement pursuant to which the Minimum Condition would be revised to include a majority of the outstanding Shares at the expiration of the Offer. On June 13, 2006, the Company, Parent and Offeror entered into such an amendment to the Merger Agreement.”

9. The first sentence of the second paragraph in the subsection entitled “Tender and Voting Agreements” in Section 13 of the Offer to Purchase entitled “The Transaction Documents” is amended and restated in its entirety as follows:

“Based on the number of Shares outstanding as of June 12, 2006, the number of Shares owned by the stockholders entering into the Tender and Voting Agreements (excluding the shares issuable upon exercise of outstanding options or warrants set forth above) represent approximately 20% of the Company’s issued and outstanding common stock.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

“(d)(1)(i) Amendment No. 1 to Agreement and Plan of Merger, dated as of June 13, 2006, by and among Parent, Offeror and the Company.”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

POTTER ACQUISITION CORPORATION

By:	/s/ Daniel Cooperman
Name:	Daniel Cooperman
Title:	President and Chief Executive Officer

ORACLE SYSTEMS CORPORATION

By:	/s/ Daniel Cooperman
Name:	Daniel Cooperman
Title:	Senior Vice President, General Counsel and Secretary

ORACLE CORPORATION

By:	/s/ Daniel Cooperman
Name:	Daniel Cooperman
Title:	Senior Vice President, General Counsel and Secretary

Dated June 13, 2006

EXHIBIT INDEX

(d)(1)(i)	Amendment No. 1 to Agreement and Plan of Merger, dated as of June 13, 2006, by and among Parent, Offeror and the Company.